                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Viewpoint Corporation
                        -------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    92672P108
                            ------------------------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                 March 26, 2003
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.


                                 (Page 1 of 7)

CUSIP NO.
92672P108

1.    NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      The Clark Estates, Inc.
      13-5524538

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
           OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

  NUMBER OF       7.     SOLE VOTING POWER
   SHARES                3,703,402
BENEFICIALLY
  OWNED BY        8.     SHARED VOTING POWER
    EACH                 0
  REPORTING
   PERSON         9.     SOLE DISPOSITIVE POWER
    WITH                 3,703,402

                 10.     SHARED DISPOSITIVE POWER
                         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,703,402


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.1%

14.   TYPE OF REPORTING PERSON
      CO


                                 (Page 2 of 7)
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ITEM 1.     SECURITY AND ISSUER

            This statement on Schedule 13D relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Viewpoint Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 498 Seventh Avenue, Suite 1810, New York, New York 10018.

ITEM 2.     IDENTITY AND BACKGROUND

            (a) - (c) This statement is being filed by The Clark Estates, Inc. (the "Reporting Person"), a New York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York 10020.

            The Reporting Person is principally engaged in the business of providing management and administrative services to certain institutional, corporate, partnership, individual and trust accounts affiliated with the Clark family.

            Schedule I sets forth the information required by Items 2(a) - (c) and 2(f) of Schedule 13D for each executive officer and director of the Reporting Person.

            (d) - (e) During the last five years neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its directors or executive officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Effective as of March 26, 2003, Federal Partners P, L.P. ("Federal Partners") purchased from the Issuer in a private placement transaction a 4.95% Subordinated Note due 2006 in the principal amount of $3,050,000 (the "Note") with interest payable quarterly and 3,150,002 shares of Common Stock (the "Shares") for an aggregate purchase price of $3,050,000 pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement").

            Federal Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Federal Partners. The purchase price for the Shares and the Note was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

            In connection with this private placement, the Issuer agreed pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") to file a Registration Statement with the SEC with respect to the Shares and certain other shares of Common Stock issued in connection with this private placement.


                                 (Page 3 of 7)

ITEM 4.     PURPOSE OF TRANSACTION

            The purpose of the purchase of the Shares and the Note was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of the Common Stock in open market transactions for investment purposes and may dispose of shares of Common Stock in open market transactions or otherwise. Any decision of the Reporting Person either to purchase additional shares of the Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) The 3,703,402 shares of Common Stock beneficially owned by the Reporting Person, 3,150,002 of which are held of record by Federal Partners, constitute approximately 8.1% of the outstanding shares of the Common Stock, computed in accordance with the provisions of SEC Rule 13d-3(d)(1) (based upon an aggregate of 45,985,507 outstanding shares of the Common Stock as of March 28, 2003, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2002).

            (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of all of the Shares.

            (c) Neither the Reporting Person, nor any of the accounts referred to above, nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has effected any transaction in the Common Stock during the 60 days preceding the date hereof.

            (d) The accounts referred to in Item 3 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except for the Securities Purchase Agreement, the Note and the Registration Rights Agreement, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


                                 (Page 4 of 7)
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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Not applicable.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2003                                 THE CLARK ESTATES, INC.

                                                    By:  /S/ KEVIN S. MOORE
                                                         -----------------------
                                                         Name:   Kevin S. Moore
                                                         Title:  President


                                 (Page 5 of 7)

                                   Schedule I

           DIRECTORS AND EXECUTIVE OFFICERS OF THE CLARK ESTATES, INC.


NAME                                 PRINCIPAL OCCUPATION             NAME, PRINCIPAL BUSINESS AND ADDRESS OF EMPLOYER
Jane Forbes Clark                    Chairman and Director            The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

Kevin S. Moore                       President and Director           The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

Anne L. Peretz                       Director                         The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

Eric L. Straus                       Senior Vice President and        The Clark Estates, Inc.
                                     Director                         Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

Marshall F. Wallach                  Director, The Clark Estates,     The Wallach Corporation
                                     Inc.                             Investment Banking
                                     President, The Wallach           1401 17th Street, Suite 750
                                     Corporation                      Denver, Colorado  80202

Richard C. Vanison                   Vice President and Treasurer     The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

William T. Burdick                   Secretary                        The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020


                                 (Page 6 of 7)
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
NAME                                 PRINCIPAL OCCUPATION             NAME, PRINCIPAL BUSINESS AND ADDRESS OF EMPLOYER
Stephen M. Duff                      Chief Investment Officer         The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York  10020

All of the executive officers and directors of The Clark Estates, Inc. are United States citizens.


                                 (Page 7 of 7)